REGISTRATION NO. ____________

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 --------------

                                    FORM S-2
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                                 --------------

                              UNITED GROCERS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                                Oregon 93-0301970
(STATE OF INCORPORATION)                    (I.R.S. EMPLOYER IDENTIFICATION NO.)

        6433 S. E. Lake Road (Milwaukie, Oregon), Post Office Box 22187,
                             Portland, Oregon 97222
                                 (503) 833-1000
                   (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE
                         NUMBER, INCLUDING AREA CODE, OF
                    REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ALAN C. JONES, President
                              United Grocers, Inc.
        6433 S. E. Lake Road (Milwaukie, Oregon), Post Office Box 22187,
                             Portland, Oregon 97222
                                 (503) 833-1000
            (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                   Copies to:
                      Miller, Nash, Wiener, Hager & Carlsen
                             111 S. W. Fifth Avenue
                           Portland, Oregon 97204-3699
                        Attention: Erich W. Merrill, Jr.

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

 From time to time following the effective date of this registration statement.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. [X]



   Title of each class of    Amount being       Proposed maximum        Proposed maximum       Amount of
      securities being        registered    offering price per unit    aggregate offering   registration fee
         registered                                                           price
------------------------------------------------------------------------------------------------------------
       Common Stock,        250,000 shares           $61.53                $15,382,500         $ 4,661.36
        $5 par value
       Series K Notes         $50,000,000             100%                 $50,000,000         $15,151.51


        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                              UNITED GROCERS, INC.

                          Cross Reference Sheet Between
               the Items of Part I of Form S-2 and the Prospectus

                                                                                      Location or Caption
Items in Form S-2                                                                        in Prospectus
-----------------                                                                     -------------------

1.      Forepart of the Registration Statement and                                  Cover page
        Outside Front Cover Page of Prospectus

2.      Inside Front and Outside Back Cover Pages                                   Statement of Available
        of Prospectus                                                               Information; Incorporation
                                                                                    of Certain Documents by
                                                                                    Reference; Table of Contents

3.      Summary Information, Risk Factors and Ratio                                 Prospectus Summary; Risk Factors
        of Earnings to Fixed Charges

4.      Use of Proceeds                                                             Introduction

5.      Determination of Offering Price                                             Introduction

6.      Dilution                                                                              *

7.      Selling Security Holders                                                              *

8.      Plan of Distribution                                                        Introduction

9.      Description of Securities to be                                             Risk Factors; Introduction;
        Registered                                                                  Description of Membership
                                                                                    Stock; Description of Notes

10.     Interests of Named Experts and Counsel                                                *

11.     Information with Respect to                                                 Prospectus Summary; Risk Factors;
        the Registrant                                                              Introduction;
                                                                                    The Company; Recent Developments;
                                                                                    Incorporation of Certain Documents
                                                                                    by Reference

12.     Incorporation of Certain Information                                        Incorporation of Certain
        by Reference                                                                Documents by Reference

13.     Disclosure of Commission Position on                                                   *
        Indemnification for Securities
        Act Liabilities



* Omitted either because the item is inapplicable or because the answer is in the negative.

                              UNITED GROCERS, INC.
                               (Portland, Oregon)

                                 250,000 SHARES
                           COMMON STOCK, $5 PAR VALUE

                      $50,000,000 SERIES K 5% SUBORDINATED
                       REDEEMABLE CAPITAL INVESTMENT NOTES
               MATURING APPROXIMATELY 10 YEARS FROM DATE OF ISSUE

            Common stock ("Membership Stock") is sold solely to members of United Grocers, Inc. ("United"), at adjusted book value determined for each calendar year as of the end of United's preceding fiscal year. In addition to shares sold to newly admitted members as a prerequisite for membership, Membership Stock may be issued to existing members for cash or in payment of patronage dividends.
See "The Company."

            Notes are issued in registered form in denominations of $100 or multiples of $100 at 100% of principal amount, with interest payable quarterly. Notes are issued in noncertificated form. Notes are redeemable at United's option during the 7 years prior to maturity at a price equal to principal plus accrued interest. United does not expect any public market for Notes to develop. Although it is not legally obligated to do so, United intends to prepay any Note, at any time, upon request of the holder. See "Introduction."

            The board of directors of United has decided to pay interest at the rate of 6.25% per annum during the period March 16, 1996, to June 15, 1997, on all Notes outstanding at any time during that period. On June 16, 1997, the interest rate on all Notes will revert to the stated rate of 5% per annum unless the board of directors takes further action. The decision to pay interest at 6.25% per annum is a voluntary action taken by the board of directors in recognition of prevailing interest rates. There can be no assurance that the interest rate on Notes after June 15, 1997, will exceed 5% per annum. The only right evidenced by the Notes is to receive timely payment of principal and interest at 5% per annum.


               PRICE TO            UNDERWRITING             PROCEEDS
                PUBLIC             DISCOUNTS AND            TO UNITED
                                    COMMISSIONS
--------------------------------------------------------------------------------
Per Share       $61.53                 None                  $61.53
Per Note         100%                  None                   100%


            THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                   ----------

            This offering is not underwritten; all sales will be made by United through its regular employees. United reserves the right to withdraw, cancel or modify the offer without notice and to reject orders in whole or in part.

                                   ----------

                  THE DATE OF THIS PROSPECTUS IS MAY ___, 1997

                                TABLE OF CONTENTS
                                                                            Page


Statement of Available Information.............................................2
Incorporation of Certain Documents by Reference................................2
Prospectus Summary.............................................................4
Risk Factors...................................................................7
Introduction..................................................................11
The Company...................................................................14
Recent Developments...........................................................17
Description of Membership Stock...............................................18
Description of Notes..........................................................19
Legal Matters.................................................................22
Experts.......................................................................22
Additional Information........................................................23

               No person is authorized to give any information or to make any representations other than those contained herein, and, if given or made, such information or representations must not be relied upon as having been authorized. Neither the delivery hereof nor any sale hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of United since the date hereof. This prospectus does not constitute an offer to sell or a solicitation of any such offer in any state to any person to whom it is unlawful to make such an offer in such state.


                       STATEMENT OF AVAILABLE INFORMATION


               United files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission ("Commission"). The public may read and copy any reports, statements and other information filed by United at the Commission's public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. United's filings are also available to the public from commercial document retrieval services and at the Internet web site maintained by the SEC at "http://www.sec.gov."

               United intends to provide its security holders annual reports containing audited financial statements which have been examined and reported on by independent certified public accountants.

                       INCORPORATION OF CERTAIN DOCUMENTS
                                  BY REFERENCE

               United incorporates herein by reference (i) its annual report on Form 10-K for the fiscal year ended September 27, 1996, and (ii) the material under the captions "Board of Directors" and "Management" and the information on pages 1 through 20 of the bound insert included in United's annual report to its security holders for the year ended September 27, 1996. In addition, all documents filed by United pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, after September 27, 1996 (the end of the most recent fiscal year), shall be deemed to be incorporated by reference in this prospectus and to be a part hereof from the date of filing of the documents (such documents, and the documents enumerated above, are hereinafter referred to as "Incorporated Documents"). Any statement contained in an Incorporated Document shall be deemed to be modified or superseded for purposes of this prospectus and the registration statement of which it is a part to the extent that a statement contained herein or in any other subsequently filed Incorporated Document or in an accompanying prospectus supplement modifies or supersedes the statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus or the registration statement.

               This prospectus is accompanied by a copy of United's 1996 annual report to security holders, its current report on Form 10-Q for the quarter ended December 27, 1996, and its current report on Form 8-K filed April 29, 1997. United will provide, without charge, to each person to whom a copy of this prospectus is delivered, upon the written or oral request of any such person, a copy of the above mentioned Form 10-K (other than certain exhibits). Requests should be directed to John W. White, Vice President, United Grocers, Inc., Post Office Box 22187, Portland, Oregon 97269-2187, telephone (503) 833-1000.

                               PROSPECTUS SUMMARY

               The following material summarizes certain matters described in the prospectus. It is necessarily incomplete and is qualified in its entirety by reference to the remainder of the prospectus.

UNITED

The Company

                          United Grocers, Inc., 6433 S. E. Lake Road (Milwaukie, Oregon), Post Office Box 22187, Portland, Oregon 97269-2187; telephone (503) 833-1000.

Principal

                          Business A wholesale grocery distributor which operates as a cooperative. United sells groceries and related products at wholesale to approximately 353 independent retail grocery stores operated by its members in Oregon, western Washington and northern California.

Use of Proceeds of        Working  capital  and  general   corporate   purposes.
                          Offering

             See "Introduction--Use of Proceeds" and "The Company."

MEMBERSHIP STOCK

Shares Offered  to        Retail  grocers  who have been  accepted as members of
                          United on the basis of 200 shares  per  retail  store.
                          Membership Stock will also be issued to members in payment of patronage dividends and to members who wish to acquire additional shares for cash.

Price Adjusted book value computed as of the end of each fiscal year (the Friday nearest September 30) to be effective for the following calendar year ($61.53 per share, or $12,306 for 200 shares, during 1997).

Repurchase                Under  its  present  bylaws  United  is  obligated  to
                          repurchase shares held by terminated members at the price at which Membership Stock is then being offered
                          (book value as of the end of the fiscal year preceding the year of termination, adjusted for certain items).
                          A portion of the repurchase price may, under certain circumstances, be paid in installments on such terms as the board of directors determines.

Voting Rights             One vote for each shareholder of record.

Transfer                  Membership Stock is not transferable.

Dividends and Federal
Tax Consequences          It is United's  policy not to declare  dividends other
                          than   patronage   dividends   based   upon   members'
                          purchases.  The total  amount of  patronage  dividends
                          (including Membership Stock) is taxable to individual members when distributed.


    See "Introduction," "The Company" and "Description of Membership Stock."

NOTES

Notes Offered             Series K Subordinated  Redeemable  Capital  Investment
                          Notes.

Interest 5% per annum, payable quarterly. The board of directors of United has decided to pay interest at the rate of 6.25% per annum during the period March 16, 1996, to June 15, 1997, on all Notes outstanding at any time during that period. On June 16, 1997, the interest rate on all Notes will revert to the stated rate of 5% per annum unless the board of directors takes further action. The decision to pay interest at 6.25% per annum is a voluntary action taken by the board of directors in recognition of prevailing interest rates. There can be no assurance that the interest rate on Notes after June 15, 1997, will exceed 5% per annum. The only right evidenced by the Notes is to receive timely payment of principal and interest at 5% per annum.

Denominations             $100 and multiples thereof.

Price                     100% of the principal amount.

Certificates              Notes will be  noncertificated.  The rights of holders
                          of Notes  will be  evidenced  by the  Investment  Note
                          Register maintained by United. United will provide holders of Notes with quarterly statements of their Note holdings.

Maturity of Principal     On the interest  payment date coinciding with, or next
                          following, the expiration of 10 years from date of issue.

Prepayment                In the event of death of a registered  holder or joint
                          registered holder of a Note, United will be legally obligated to prepay the Note upon request of the person entitled to the Note. Although United has no other obligation to prepay Notes, its policy has been to prepay any Note, upon 10 days notice, at the request of the holder. However, United may discontinue such policy at any time. In April and May 1997, prepayments were temporarily suspended due to an unusual volume of requests. See "Introduction--Notes
                          Offered." The prepayment price is the principal amount plus accrued interest.

Type Unsecured, subordinated to Senior Indebtedness. The amount of Senior Indebtedness outstanding as of September 27, 1996, was approximately $156,200,000. There is no limit upon the amount of Senior Indebtedness that United may incur.

Redemption                Redeemable  at the option of United during the 7 years
                          prior to maturity at a price equal to principal plus accrued interest.

Transfer Notes are transferable but no market for Notes exists or is expected to develop.

Indenture Trustee         First Bank National Association.

                          See "Introduction" and "Description of Notes."

SELECTED FINANCIAL DATA

                                                                         FISCAL YEARS ENDED
                                       SEPT. 27              SEPT. 29         SEPT. 30          OCT. 1           OCT. 2
                                         1996                  1995             1994             1993             1992
                                                        (Dollars in thousands, except per share amounts)
Income Statement(1):
Net sales and operating
   revenues                          $1,301,507            $1,018,248         $954,220         $876,985         $896,587
Income before members'
   patronage dividends, income
   taxes, and accounting change           4,227                10,503           11,294           11,291           13,314

Patronage dividends                       4,000                 8,350            8,730            9,000           10,211
Net income(2)(3)(9)                         152                 1,379            1,563            1,714            2,723

Balance Sheet:
  Working capital(4)(8)                  59,224                52,510           45,258           41,819           53,326
  Total assets(7)                       384,144               322,456          306,836          285,342          261,289
  Liabilities
       Current(9)                       195,238               159,937          147,443          136,809          113,759
       Long-term                        143,134               115,624          114,669          105,539          104,645
  Members' equity(8)                     41,459                42,357           40,425           39,112           39,141
Adjusted book value per share(5)          61.53                 62.14            59.50            57.00            53.94
Ratio of adjusted income
 to fixed charges(1)(6)                    1.19                  1.58             1.79             1.85             1.97



(1) In fiscal 1993, United changed its method of accounting for inventories to the first-in, first-out method. Amounts for prior periods have been restated to reflect the change.

(2) Earnings per share are not shown because earnings are distributed only in the form of patronage dividends; under United's policy no earnings are available for the purpose of paying dividends on the Membership Stock.

(3) In fiscal 1992, United changed its method of accounting for income taxes, resulting in a one-time increase in net income of $526,314.

(4) In fiscal 1992, United changed its method of accounting for investments, resulting in an increase in current assets at October 2, 1992, of $26,684,291 and a corresponding decrease in non-current assets.

(5) Adjusted book value per share, which is the offering price per share, is computed by subtracting from total members' equity at fiscal year end, stock to be issued from patronage and paid-in capital on such stock, unrealized gain on investments, and undistributed equity from investments accounted for on the equity method, and dividing the resulting amount by shares outstanding at fiscal year end.

(6) Adjusted income used to compute the ratio of adjusted income to fixed charges represents net income to which has been added income taxes, patronage dividends and fixed charges, less capitalized interest. Fixed charges consist of interest on all indebtedness and that portion of rentals considered to be the interest factor.

(7) In fiscal 1994, United changed its method of accounting for reinsurance. Amounts for fiscal 1993 have been restated to reflect the change. See
        Note 10 to the Consolidated Financial Statements.

(8) In fiscal 1995, United changed its method of accounting for investments to comply with SFAS No. 115. The change is not applied retroactively to prior years financial statements. See Note 2 to the Consolidated Financial Statements.

(9) In fiscal 1996, United changed its method of accounting for post retirement benefits other than pensions. The change is not applied retroactively to prior years' financial statements. See Note 12 to the Consolidated Financial Statements.

For additional information, reference is made to the Consolidated Financial Statements and other information incorporated herein by reference as described under "Incorporation of Certain Documents by Reference."

                                  RISK FACTORS

                Persons considering purchasing the Membership Stock and Notes offered hereby should carefully consider the following risk factors in addition to the other information contained in this Prospectus.

                LACK OF MARKET FOR UNITED'S MEMBERSHIP STOCK OR NOTES. There is no established market for the Membership Stock or Subordinated Redeemable Capital Investment Notes presently outstanding, and it is unlikely that a market will be available in which the Membership Stock and Notes offered by this Prospectus can be sold. The shares of Membership Stock offered hereby may not be sold or otherwise transferred or pledged by the holder without United's written consent. Notes are issued in noncertificated form and, accordingly, may not be readily salable. See "Description of Membership Stock," "Introduction--Membership Stock Offered," and "Introduction--Notes Offered."

                SUBORDINATION OF NOTES. Payment of the principal and interest on the Notes offered hereby is subordinated in right of payment, in case of liquidation of United, to the prior payment in full of the principal of and interest on Senior Indebtedness, as set forth in the Supplemental Indenture. As of September 27, 1996, Senior Indebtedness (as defined in the Supplemental Indenture) amounted to approximately $156,200,000. There is no restriction on the Company's ability to incur additional Senior Indebtedness from time to time. In addition, if a default occurs and is continuing beyond the expiration of any grace period on any Senior Indebtedness, United may not make any payment on the Notes or in connection with the redemption or purchase of Notes during the continuation of the default. See "Introduction--Notes Offered" and "Description of Notes--Subordination."

                RISKS OF LEVERAGE. The majority of United's operating capital consists of borrowed funds. United intends to borrow additional funds for various purposes in the future. Borrowings will have to be repaid with cash flow from operations or proceeds of capital transactions, which could reduce the amounts otherwise available for distribution to members as patronage dividends or as payment of principal or interest on the Notes. See "The Company--Cost Savings." United is currently (or was until recently) out of compliance with one of the financial covenants required by United's lenders. Some of United's lenders waived United's noncompliance for the period prior to December 31, 1996, subsequently modified the covenants to bring United into compliance, and raised the interest rate paid by United by .5 percent. Although United believes its other lenders will waive United's noncompliance and agree to a new covenant or covenants, United realizes that the interest rates charged on amounts borrowed by United from its other lenders may increase and other terms for repayment of indebtedness may change. United's dependence on borrowed funds in general and the increased interest and other costs it may incur as a result of changes in lending agreements may affect United's ability to pay dividends on Membership Stock, to pay principal and interest on Notes, or to repurchase Membership Stock or Notes; may make United more susceptible to economic downturns; may limit United's ability to withstand competitive pressure; and may affect United's ability to obtain financing in the future for working capital, capital expenditures, and general corporate purposes.

                NO OBLIGATION TO REDEEM NOTES. United is not legally obligated to prepay Notes except upon the death of the holder. Although it has been United's policy to prepay any Note upon 10 days' notice at request of the holder, United may discontinue this policy at any time. In April and May 1997, United temporarily suspended prepayments because of an unusual volume of requests. See "Introduction--Notes Offered."

                DEPENDENCE ON KEY PERSONNEL. United's success depends to a significant extent upon the continued service of its executive officers and other key personnel. On April 18, 1997, United's President and Chief Executive Officer, Alan C. Jones, announced his resignation. To assist in the transition, Alan C. Jones will serve as acting President and Chief Executive Officer until a successor is found. John W. White continues to serve as United's Vice President.

                NO OBLIGATION TO PAY MORE THAN STATED INTEREST RATE. Notes bear interest at a stated interest rate 5% per annum. United's board of directors has voluntarily decided to pay interest at 6.25% per annum from December 16, 1996, to March 15, 1997, after which date the interest rate on all Notes will revert to the stated rate of 5% per annum unless United's board of directors takes further action. There can be no assurance that the interest rate payable on Notes after March 15, 1997, will exceed 5% per annum. See "Introduction--Notes Offered."

                RE-ENGINEERING AND RESTRUCTURING PLANS. United has adopted a program to re-engineer its operations and dispose of certain assets in order to improve its efficiencies and reduce costs. Although there is no certainty that these changes will result in achieving the desired improvements, United believes the improvements are important if United is to remain competitive.

                ONE VOTE PER MEMBER. United's bylaws and articles of incorporation provide that each holder of record of Membership Stock is entitled to one vote regardless of the number of shares owned. Members who control family corporations or other separate entities that hold shares may control more than one vote because each controlled entity is a separate holder of record. See "Introduction--Notes Offered" and "Description of Membership Stock."

                LIMITATIONS ON INVESTMENT RETURN. Although United has regularly paid patronage dividends to its members in the past, no assurance can be given as to when or whether patronage dividends will be paid in the future. There can be no assurance that United will have in any year sufficient net earnings from United's cooperative business to permit the payment of patronage dividends. See "The Company--Membership." Dividends other than patronage dividends have not been paid by United, and it is not anticipated that any dividends other than patronage dividends will be paid in the future. See "The Company--Cost Savings," "The Company--Deposit," "Description of Membership Stock," and "Introduction--Membership Stock Offered."

                SHARE REDEMPTION--LIMITATIONS. In general, United has no obligation to redeem or otherwise repurchase Membership Stock. In addition, upon termination of membership or upon a member's tender of shares for redemption, the member's Membership Stock will be purchased by United only if the purchase is permitted by United's redemption policy and by restrictions imposed by corporate law. Under the Oregon Business Corporation Act, a redemption is permitted only if after paying the redemption price, in the judgment of United's board of directors: (a) United would be able to pay its debts as they become due in the usual course of business; and (b) United's total assets would at least equal the sum of its total liabilities plus the amount that would be needed to satisfy the preferential rights of shareholders upon dissolution. There is no assurance that United's financial condition will always be such that it will be legally permitted or able to repurchase shares tendered for redemption. In addition, United's bylaws provide that the repurchase price for the redemption of any shares over and above the number of shares the member was required to purchase as a condition of membership may, in the discretion of United's board of directors, be paid in 20 quarterly installments with interest or in such other manner as the board of directors may determine. Redemptions may be effected by payment to the member or credit to the member's account. Because shares will be issued and redeemed at a price based on adjusted book value as of the close of the fiscal year last ended, any decrease in book value between issuance and redemption could result in a reduction in value to the member. See "Introduction--Membership Stock Offered," "The Company--Membership," and "Description of Membership Stock."

                POSSIBLE CHANGE OF MEMBERSHIP STOCK BOOK VALUE. United's Membership Stock is offered at its adjusted book value, which is subject to change. There can be no assurance that the adjusted book value of the Membership Stock will not decline. See "Description of Membership Stock" and "Introduction--Membership Stock Offered."

                NO ASSURANCE OF SALE. United anticipates that the securities offered hereby will not all be sold in the immediate future and that the offerings will therefore be made on a continuous basis over a period of time. The offering of Membership Stock is being made only to persons who are engaged in the operation of retail food stores that are customers of United and who have applied for and been accepted for membership by United's board of directors. In addition, the offering of Membership Stock and Notes is not underwritten. Accordingly, there can be no assurance that all or any portion of the Membership Stock or Notes offered hereby will be sold. See "The Company--Membership," "Description of Membership Stock," and "Introduction--Membership Stock Offered."

                MEMBERSHIP STOCK AND PATRONAGE DIVIDENDS SET OFF AGAINST MEMBER INDEBTEDNESS. United's bylaws provide that a member's Membership Stock is made a guarantee fund to United and its subsidiaries for any and all advances, debts, liabilities and obligations of every kind owed by the member to United or any of its subsidiaries. Therefore, before United makes any payment for Membership Stock upon termination of a membership, United is entitled, at its option, to deduct from the book value of the member's Membership Stock the full amount of all obligations owed by the member to United or any of its subsidiaries.
United's bylaws also provide that, prior to the distribution of patronage dividends to a holder of Membership Stock, United may apply such patronage dividends as an offset against any indebtedness owed to United by the holder, provided that the holder shall nevertheless receive in cash 20% of the total patronage dividends distributable to that holder for that year. By becoming a holder of Membership Stock, each member is deemed to have granted United a first lien upon (1) all patronage dividends accrued for the account of such holder with respect to which United possesses a right of offset and (2) any document which constitutes a written notice of allocation held by the holder at any time. These bylaw provisions may result in a reduction in the amount otherwise payable to a holder of Membership Stock in exchange for Membership Stock or as patronage dividends. United's board of directors is further entitled to expel a member (and to purchase the member's Membership Stock at book value less indebtedness owed by the member to United or any of its subsidiaries) if the member discloses confidential information, misuses his or her position as an officer or director of United, purchases goods for the benefit of a party who does not hold Membership Stock, violates any federal or state law or any bylaw of United, or otherwise acts in a dishonorable or dishonest manner or in a manner detrimental to United or its members.

                RISKS RELATED TO EXPANSION. In fiscal year 1996, United acquired the assets and certain liabilities and lease exposure associated with the wholesale operations of Bay Area Foods, Inc., in California. Acquisitions involve a number of risks, including the diversion of management's attention to the assimilation of the operations, personnel, and assets of the acquired businesses, integration of management information systems, retention of key management personnel, renegotiation of bank credit lines, adjustment of relationships with customers and suppliers, and increases in general and administrative expenses. No assurance can be given that the California acquisition will not materially adversely affect United or that the acquisition will enhance United's performance.

                COMPETITION. Generally, food products are commodities and retailers base their purchasing decisions principally on the delivered price of the product. As a result, the grocery industry, including the wholesale food distribution business, is characterized by intense competition and low profit margins. United competes with a number of local, regional, and national grocery wholesalers and with a number of major businesses that market their products directly to retailers, including companies having greater assets and larger sales volumes than United. United's customers also compete at the retail level with independent grocery and food retailers and several chain grocery store organizations, some of which have integrated wholesale and retail operations. A decision by any large company to focus on United's existing markets or target markets could have a material adverse effect on United's business and results of operations. Although United believes that it competes favorably with respect to factors such as quality, merchandising, service, systems of sales and distribution, name recognition, and loyalty, there can be no assurance that United will not experience competitive pressure, particularly with respect to pricing, that could adversely affect its results of operations.

                PRODUCT SUPPLY. The supply and price of many food products and commodities purchased and sold by United can be affected by a number of factors beyond the control of United, such as economic factors affecting growing decisions, frosts, drought, floods, other weather conditions, various plant diseases, pests, and other acts of nature. There can be no assurance that these factors will not materially and adversely affect United's results of operations in the future.

                GEOGRAPHIC CONCENTRATION. United's members are concentrated in California, Oregon, and Washington. As such, United's sales may be adversely affected by natural occurrences, economic downturns, and other conditions affecting those markets.

                RISKS ASSOCIATED WITH PERISHABLE PRODUCTS. The food products sold by United include fresh fruits, vegetables, dairy products, and other perishable goods with a limited shelf life. Because it is not practicable to hold excess inventory of perishable products, United's results of operations are partly dependent on its ability to accurately forecast its near-term sales in order to adjust supply of perishable items accordingly. Failure to accurately forecast such sales could result in United either being unable to meet higher than anticipated demand or carrying excess inventory that cannot be profitably sold, and could have an adverse effect on United's business or results of operations.

                COST SENSITIVITY AND PRICING; DEPENDENCE ON SUPPLIERS. United's profitability is highly sensitive to cost increases that cannot always be passed on to its customers in the form of higher prices or otherwise recovered. Moreover, certain products sold by United are obtained from a single or limited number of suppliers. Although United believes it could develop alternative sources for all of its products, significant delays or interruptions in the delivery of products from current suppliers could adversely affect United's profitability.

                INCOME TAX LIABILITY FOR PATRONAGE DIVIDENDS. A purchaser of shares of Membership Stock will be required to report as gross income, for federal income tax purposes, the patronage dividends, if any, distributed by United to such purchaser. Shares of Membership Stock issued as a portion of a patronage dividend must be reported as income at their full stated dollar amount, along with cash received as the other portion of such dividends. Although a minimum of 20 percent of each recipient's total annual patronage dividend is required to be paid by United in cash, the cash portion may be insufficient, depending upon the income tax bracket of each recipient, to provide funds for the full payment of the federal income tax liability incurred by the recipient with respect to such patronage dividends. Shares of Membership Stock distributed as patronage dividends are subject to state income taxes in Oregon and to state income and corporation franchise taxes in California, and may be subject to such taxes in other states. See "The Company--Patronage Dividends and Tax Matters."

                COOPERATIVE TAX STATUS. Although United is incorporated as an Oregon business corporation, it has historically operated and anticipates that it will continue to operate as a cooperative, reporting its tax liability in accordance with rules applicable to corporations operating on a cooperative basis. Because applicable laws, regulations, rulings, and judicial interpretations with respect to taxation of cooperatives have been subject to change from time to time, no assurance can be given that the cooperative income tax status of United could not be challenged successfully by the Internal Revenue

Service based on a future change in or interpretation of law. If such status were to be challenged successfully, United would incur a significant income tax liability. See "The Company--Patronage Dividends and Tax Matters."

                OWNERSHIP OF PROPERTIES. United owns or leases certain retail grocery store sites (the "Store Sites") which it in turn leases to members. United's revenues will depend in part on the success of the particular grocery stores operated on the Store Sites. The success of these grocery stores will be affected by a number of factors, including, for example, the managerial and financial capabilities of the members to which the Store Sites are leased, the location of other competitive grocery stores in relation to the Store Sites, the ability of United to compete with other grocery store suppliers generally, and the assistance and services provided by United to its members.

                RISKS OF DECREASES, DELAYS, OR DEFAULTS IN RENTAL PAYMENTS. A decrease in the amount of rentals paid to United with respect to one or more of the Store Sites (for example, because of sales decline or because a grocery store is no longer operated on a Store Site) would affect adversely United's return on its investment. In addition, United would be affected adversely by failure of member-lessees to make their required rental payments in a timely manner or by a default in the payment of rent due under such members' leases. Such delays or defaults could require United to apply its funds to pay amounts that otherwise would be borne by the member-lessees, such as local property taxes, rents due under leases on the Store Sites, and maintenance and other costs with respect to the Store Sites. United does not require its member-lessees to carry lease insurance that could fund payment of rent under the leases in case of a default by the member-lessees.

                    NOTE REGARDING FORWARD-LOOKING STATEMENTS

                Certain statements contained in this Prospectus and the information incorporated by reference, including without limitation statements containing the words "believes," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of United to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These factors with respect to United include, among others, the following: adverse changes in national or local economic conditions, competition from other grocery wholesalers, changes in the availability, cost and terms of financing, changes in operating expenses, United's ability to successfully complete business improvement initiatives, and other risks and uncertainties described in this Prospectus. Certain of these factors are discussed in more detail elsewhere in this Prospectus, including without limitation under the captions "Risk Factors," "The Company," "Recent Developments," "Description of Membership Stock," and "Description of Notes." Given these uncertainties, shareholders and prospective investors are cautioned not to place undue reliance on the forward-looking statements. United disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

                                  INTRODUCTION

                GENERAL. United is offering to sell 250,000 shares of its Membership Stock and $50,000,000 in principal amount of Notes. All sales will be made by United through its regular employees, who will not receive any additional remuneration in connection with the sales. No sales will be made through brokers and there are no underwriters. Membership Stock is not transferable and there is, therefore, no public market for it. United does not expect that any public market for Notes will develop. United anticipates that the securities offered hereby will not all be sold in the immediate future and that the offerings will, therefore, be made on a continuous basis over a period of time. There is no assurance that any portion of the offerings will be sold.

                USE OF PROCEEDS. United expects to use the proceeds from the sale of the securities offered hereby for working capital and general corporate purposes. To the extent that proceeds are insufficient to meet United's requirements for working capital at any particular time, United intends to rely upon increased borrowing from banks. Although United has not in the past experienced any substantial difficulty in obtaining bank financing, there can be no assurance that United will be able to obtain additional bank financing or that it will be able to obtain such financing at interest rates which it considers reasonable.

                MEMBERSHIP STOCK OFFERED. Membership Stock is sold only upon approval by United's board of directors to retail grocers who have applied for and been accepted for membership in United. Retail grocers accepted for membership will thereby gain the right to purchase groceries and related products from United on a cooperative basis. See "The Company." Membership Stock is sold in units of 200 shares for each retail store accepted for membership. Shares will be sold from time to time as United's board of directors admits additional members and as existing members are accepted for membership with respect to additional stores. Membership Stock will also be issued to existing members in partial payment of patronage dividends (see "The Company") and to members who wish to purchase additional shares for cash.

                Membership Stock is offered at its adjusted book value, as determined by United's annual audited balance sheet as of the end of each fiscal year, effective the following January 1. Adjusted book value per share is computed by subtracting from total members' equity at fiscal year end, stock to be issued from patronage and paid-in capital on such stock, unrealized gain on investments, and undistributed equity from investments accounted for on the equity method and dividing the resulting amount by shares outstanding at fiscal year end. At September 27, 1996, the adjustment for investments accounted for on the equity method was primarily due to United's investment in Western Family Holding Company. The adjusted book value at September 27, 1996, was $61.53 per share. Thus, the offering price for 200 shares during calendar year 1997 is $12,306.

                From time to time, United sells Membership Stock to new members on an installment basis. If the board of directors determines that an applicant's financial standing merits such treatment, Membership Stock may be issued upon receipt of a cash down payment plus a promissory note or other undertaking to pay the balance of the purchase price. The amount of the down payment, interest rate and other terms of installment sales may vary depending on the applicant's financial standing.

                United's bylaws provide that, upon termination of membership, Membership Stock will be repurchased by United at the price at which Membership Stock is then being offered (adjusted book value). United's board of directors may elect to pay the repurchase price in installments upon such terms as the board of directors determines with respect to any shares held over and above the number of shares a member was initially required to purchase upon acceptance to membership. For additional information, see "Description of Membership Stock." Although United has no other obligation to repurchase Membership Stock, the board of directors has indicated that it will consider requests for repurchase of Membership Stock from members which are corporations upon a bona fide transfer of ownership of the corporate member.

It is United's policy not to declare dividends other than patronage dividends based on a member's purchases from United. The total amount of patronage dividends (including Membership Stock) is taxable to individual members when distributed. See "The Company."

                United's bylaws provide that the number of shares of Membership Stock which a member is required to purchase shall be established by the board of directors. The board of directors has decided that, at present, members must purchase a unit of 200 shares for each retail store for which they are admitted as members. This number is subject to change from time to time. There will not be any refund on or redemption of any shares already purchased as a result of any decrease in the number of shares required for new stores. Existing members will not be required to purchase additional shares as a result of any future increase in the number of shares required per store.

                United's bylaws and articles of incorporation also provide that each holder of record of Membership Stock is entitled to one vote regardless of the number of shares owned. Thus, a newly admitted member purchasing 200 shares of Membership Stock will have the same voting rights as an existing member directly holding a greater or lesser number of shares. Certain members control family corporations or other separate entities that own shares. Those members may control more than one vote because each controlled entity is a separate holder of record. See "Description of Membership Stock."

                Under United's present policies, members acquiring additional Membership Stock may have (i) the possibility, under certain circumstances, of receiving a greater portion of future patronage dividends in cash (see "The Company--Deposit") and (ii) the possibility of realizing gain in the event of future appreciation in the book value of Membership Stock (see "Description of Membership Stock"). MEMBERS CONSIDERING ACQUIRING ADDITIONAL SHARES OF MEMBERSHIP STOCK SHOULD BE AWARE THAT THERE CAN BE NO ASSURANCE THAT UNITED'S FUTURE OPERATIONS WILL RESULT IN THE PAYMENT OF PATRONAGE DIVIDENDS OR IN ANY APPRECIATION IN BOOK VALUE. In the event of losses in future years, the book value of Membership Stock could decline. Also, as described more fully under "The Company" and "Description of Membership Stock," the proportion of patronage dividends to be paid in cash and the method of payment for repurchased shares of Membership Stock are all subject to the discretion of United's board of directors, and the right to repurchase at book value upon termination of membership is subject to change by a vote of United's members. Acquisition of additional shares of Membership Stock will not give a member any additional voting rights.

                Any increase in the total number of shares outstanding will, of course, proportionately reduce the effect of future changes in total members' equity upon book value per share. In other words, future increases or decreases in members' equity resulting from earnings or losses will have a lesser effect per share if the total number of shares outstanding is increased.

                NOTES OFFERED. United is offering Notes only in fully registered form without coupons in denominations of $100 or multiples of $100 at 100% of principal amount. Notes bear interest at 5% per annum, payable quarterly, and mature on the interest payment date coinciding with, or next following, the expiration of 10 years from the date of issue. The board of directors of United has decided to pay interest at the rate of 6.25% per annum during the period March 16, 1996, to June 15, 1997, on all Notes outstanding at any time during that period. On June 16, 1997, the interest rate on all Notes will revert to the stated rate of 5% per annum unless the board of directors takes further action. The decision to pay interest at 6.25% per annum is a voluntary action taken by the board of directors in recognition of prevailing interest rates. The board expects to review the interest rate paid on Notes from time to time in light of prevailing interest rates and other factors. There can be no assurance that the interest rate on Notes after June 15, 1997, will exceed 5% per annum. The only right evidenced by the Notes offered hereby is to receive timely payment of principal and interest at 5% per annum.

                Notes are issued as noncertificated Notes. The rights of Note holders are evidenced by the Investment Note Register. Note holders are therefore dependent on the Investment Note Registrar to maintain accurate records regarding their Note holdings. United presently serves as Investment Note

Registrar. Because there is no certificate, Notes may not be readily saleable. However, no market for Notes exists or is expected to develop.

                Notes are unsecured and are subordinated in right of payment to Senior Indebtedness (as defined, see "Description of Notes--Subordination") in the event of any liquidation or dissolution. The amount of Senior Indebtedness at September 27, 1996, was approximately $156,200,000 (consisting of approximately $88,489,000 in unsubordinated long-term debt and approximately $67,711,000 in current liabilities). Notes may be redeemed at United's option during the 7 years prior to maturity at a redemption price equal to their principal amount plus accrued interest. For additional information, see "Description of Notes."

                Upon the death of a registered holder or joint registered holder, United will be legally obligated to prepay the Note upon request of the person entitled to the Note. United may require evidence of death before making prepayment. Although United has no other legal obligation to prepay Notes, its present intention is to prepay any Note, at any time, upon request of the holder. The prepayment price upon death or under United's prepayment policy is the principal amount of the Note plus accrued interest.

                United's prepayment policy may provide holders of Notes with liquidity which they might not otherwise have. Although United's present intention is to continue its prepayment policy indefinitely, it may discontinue such policy at any time. In the event that United discontinues its prepayment policy, holders of Notes might, because of the absence of an established market, be unable to sell their Notes prior to maturity or might be unable to sell the Notes other than at a price below their principal amount.

                It is anticipated that most sales of Notes will be made to members of United, friends and relatives of members, key employees and other persons with existing relationships with United. United allows members to purchase Notes on a regular basis by adding the purchase price to any such member's weekly invoice for grocery purchases.

                                   THE COMPANY

               GENERAL. United, a wholesale grocery distributor, is an Oregon business corporation organized in 1915 which operates and is taxed as a cooperative.

               It supplies groceries and related products to independent retail grocers located in Oregon, western Washington and northern California. United's goal is both to supply grocery products to retailers at prices which enable them to compete effectively in the retail market and to furnish them other services, such as marketing assistance, engineering, accounting, financing, and insurance, which are important to the successful operation of a retail grocery business.

               United also sells groceries and related products at wholesale through 37 cash-and-carry depots, principally to nonmember grocers, restaurants, and institutional buyers.

               United's board of directors consists of nine members serving staggered three-year terms, and they may not be elected to consecutive terms. Directors, all grocers, must either be proprietors or partners owning a membership in United or the holder of a substantial interest in a corporation owning a membership in United. United's directors are Dick Leonard, Dean Ryan, Gordon Smith, Robert A. Lamb, Ron Mansacola, H. Larry Montgomery, Kenneth W. Findley, Gaylon Baese, and James Glassel.

               The management of the corporation is under the direction of a President and Chief Executive Officer who is employed and guided by the board of directors. Alan C. Jones, the current President and

Chief Executive Officer, announced his resignation April 18, 1997, but plans to continue to serve until his replacement is hired. John W. White has performed and will continue to perform the duties of Vice President.

               Additional information is set forth in the documents incorporated herein by reference.

               MEMBERSHIP. United has approximately 248 members operating a total of approximately 353 retail grocery stores. All applicants for membership, who must be retail grocers, are subject to approval by United's board of directors on the basis of financial responsibility and operational ability. On approval, applicants are required to purchase shares of United's Membership Stock.

               Upon termination of membership, a member's shares of Membership Stock are redeemed. Sales and redemptions of Membership Stock are made at adjusted book value. Adjusted book value for this purpose is determined according to United's most recent annual audited balance sheet, adjusted for certain items, effective for the following calendar year. See "Description of Membership Stock."

               United's board of directors may elect to pay the repurchase price in installments with respect to any shares held over and above the number of shares a member was initially required to purchase upon acceptance to membership. See "Description of Membership Stock."

               The following table shows the adjusted book value per share of Membership Stock for the past five years:


                                                                Fiscal years ended

                                       SEPT. 27        SEPT. 29        SEPT. 30        OCT. 1          OCT. 2
                                         1996            1995            1994           1993           1992
                                         ----            ----            ----           -----          ----

Adjusted book value per share           $61.53          $62.14          $59.50         $57.00          $53.94


               The issuance of the additional shares offered hereby may result in substantial dilution of the rate of increase or decrease in adjusted book value per share. See "Introduction."

               COST SAVINGS. By pooling the buying power of its members, United is able to purchase goods in large quantities at prices lower than the prices generally available to independent retail grocers. The savings from the bulk purchases are passed along to members in the form of rebates, allowances and patronage dividends.

               Sales to members are invoiced to their accounts at prices contained in United's order guide. While the complex pricing systems used in the wholesale grocery industry make item-by-item price comparisons impracticable, United believes that its pricing structure, including the various cost savings available to members, compares favorably on an overall basis with the pricing structures of its competitors. A cost equalization program results in the addition or subtraction of a percentage of the member's weekly invoice cost based on the member's average weekly purchases for the preceding four weeks, excluding drop shipment purchases. The cost equalization percentages are designed to reflect the economies of scale realized by United in servicing larger accounts.

               Rebates and allowances are paid to members periodically based upon their purchases of particular items or their promotional and advertising performance. Generally, such rebates and allowances stem from United's margins and the merchandising or promotional programs of United's suppliers. The amount of rebates and allowances paid to members with respect to particular items may vary from the amount realized by United from its suppliers.

               United also pays its members annual patronage dividends based on the overage, or excess of revenues over expenses, on sales to members for the year. Each year United's board of directors determines the portion of the overage which is to be distributed as patronage dividends. For fiscal year 1996, the board decided to distribute 86.65% of the overage that was available for distribution. Decisions concerning the portion of overage to be retained are based upon various factors, including United's future capital needs and the amount of earnings available from operations not qualifying for distribution as patronage dividends. The patronage dividends are allocated among the members in proportion to the contribution to United's gross profit (before rebates and allowances) attributable to their purchases from United. The patronage dividends are paid partly in cash and partly in Membership Stock.
See "Deposit."

               As a result of cost equalization, rebates, allowances and patronage dividends, the total cost savings each member realizes will vary depending on the member's volume of purchases and merchandising of particular products.

               PATRONAGE DIVIDENDS AND TAX MATTERS. The following discussion summarizes the operation of certain aspects of the federal income tax treatment of cooperatives. The tax treatment of cooperatives is subject to change from time to time as the Internal Revenue Code of 1986, as amended ("Code"), is amended and as new regulations and interpretations are periodically adopted.

               United operates and is taxed as a cooperative. Accordingly, patronage dividends are not included in United's taxable income but are instead taxed to the individual members receiving the patronage dividends.

               The Code requires that not less than 20 percent of each member's patronage dividend be paid in cash. It is United's policy to at least meet that minimum requirement and to pay the balance of patronage dividends in Membership Stock. See "Deposit" for information regarding the method used by United to determine the patronage dividends to be paid in cash in excess of the Code's minimum requirement.

               Members are required to agree to abide by all United's bylaw provisions, including those applicable to federal income taxation of patronage dividends. Accordingly, members must report as taxable income the total amount of patronage dividends, including the adjusted book value of Membership Stock, in the year such patronage dividends are received, and such amounts are not taxable to United.

               United is taxed on income which does not qualify for distribution as patronage dividends and on the portion of overage which is not distributed to members. United's subsidiaries generally retain all profits (or losses) from their operations and are subject to all applicable income taxes.

               DEPOSIT. Members are encouraged to accumulate holdings of Membership Stock. Such holdings are referred to in the cooperative grocery trade as "Deposits," although the Membership Stock is not physically deposited with United. The amount of a member's Deposit is defined to be the adjusted book value of his or her Membership Stock. The Deposit does not include notes representing United's obligation to pay the deferred balance of the price of Membership Stock repurchased from members or Capital Investment Notes. The Deposit is used to:

               a. Provide a guarantee fund for the member's purchases on open account.

               b.  Ensure the funding of United's operations.

               c. Serve as a basis for calculating cash patronage dividends. The method of calculation is intended to encourage members to maintain
       Deposits of at least one and one half times their average weekly purchases ("AWP") from United. AWP is the average of a member's weekly purchases of all items from United during the fiscal year for which patronage dividends are being calculated.

                In recent years, the noncash portion of patronage dividends has been paid in Membership Stock, and it is anticipated that future payments will also be made in Membership Stock. The board's present policy is to pay patronage dividends as follows:

               1. If the Deposit is less than one and one half times AWP, the member's patronage dividend is paid 20 percent in cash and 80 percent in Membership Stock.

               2. If the Deposit equals or exceeds one and one half times AWP but is less than 4,000 shares, the member's patronage dividend is paid 80 percent in cash and 20 percent in Membership Stock.

               3. If the Deposit equals or exceeds one and one half times AWP and is at least 4,000 shares, the member's patronage dividend is paid 100 percent in cash.

               4. In the case of multiple store operations, Deposit and AWP requirements are applied on a per store basis.

               5. If a member's Deposit exceeds 4,000 shares of Membership Stock per store, excess shares may be submitted for redemption over a five-year period. Twenty percent of the shares submitted for each store will be redeemed each year at the current share price for that year.

               The board's Deposit policy is subject to change from time to time. Although the board expects to retain the general principle of paying increasing portions of patronage dividends in cash as a member's Deposit increases, the board may, in the future, decide to consider additional factors in the payment of patronage dividends. Therefore, there can be no assurance that the purchase of Membership Stock by a member will result in the member's receiving any particular portion of future patronage dividends in cash.


                               RECENT DEVELOPMENTS

               OPERATING ACTIVITIES. The Company has begun an enterprise re-engineering effort in order to reduce the costs of its operations. Specifically, the Company is isolating its costs and revenues for each service, activity, and commodity so its member customers can receive necessary information to improve costs and efficiencies at the wholesale level. Anticipated completion date of this effort is mid- 1997.

               Throughout the next two years, the Company intends to continue to close redundant warehouse locations. The closure of the Company's Medford warehouse facility and shift in business emphasis to California and Portland, Oregon, are expected to improve distribution efficiencies and create cash as assets are sold and inventory levels are reduced.

               The Company's information systems integration efforts are expected to be substantially completed over the next two years. The system integration is expected to support consolidation of certain distribution operations, allow for the creation of increased operating controls across multiple warehouse locations, and develop the flexibility to manage customers with many different needs.

               FINANCIAL POSITION. The Company plans to reduce its number of non-operating properties over the next two years. These properties are primarily assets associated with retail property locations acquired in settlement of outstanding loans, and many are now pending sale or are under lease to other entities. The closure of redundant warehouse distribution properties is also expected to reduce total assets and corresponding debt levels.

               As previously reported, the Company has been engaged in and intends to continue discussions with its lenders and expects to renegotiate existing credit agreements. It is anticipated that the renegotiated bank and other senior credit agreements will require the Company to provide security for substantially all borrowings thereunder.

               CHIEF EXECUTIVE OFFICER. On April 18, 1997, Alan C. Jones announced his intended retirement from his position as Chief Executive Officer and President. The Company has commenced a national search for a qualified replacement. Mr. Jones has indicated his willingness to serve as Chief Executive Officer and President until a replacement is found.


                         DESCRIPTION OF MEMBERSHIP STOCK

               United's authorized Membership Stock consists of 10,000,000 shares of Membership Stock, $5 par value. Membership Stock is sold only to members of United. All members must be actively engaged in the retail grocery business and must be approved by the board of directors, primarily on grounds of financial responsibility and operational ability, before being admitted to membership.

               Each member must purchase the number of shares of Membership Stock as determined by the board of directors for each retail store the member operates. Each shareholder of record is entitled to one vote, regardless of the number of shares owned. Certain members control family corporations or other separate entities that own shares. Those members may control more than one vote because each controlled entity is a separate holder of record. Voting for directors is noncumulative.

               Membership Stock is not transferable and is not negotiable. Under United's bylaws all shares are sold at adjusted book value and, upon a member's death, retirement, voluntary withdrawal, expulsion or cessation of purchases from United, will be repurchased by United at adjusted book value as determined by United's annual audited balance sheet as of the end of each fiscal year, effective the following January 1. Adjusted book value per share is computed by subtracting from total members' equity, stock to be issued from patronage and paid-in capital on such stock, unrealized gain on investments, and undistributed equity from investments accounted for on the equity method and dividing the resulting amount by shares outstanding at fiscal year end (as restated for any stock splits, stock dividends or similar changes). United's bylaws provide that the repurchase price for any shares over and above the number of shares the member was required to purchase as a condition of membership for a retail store or stores may, in the discretion of United's board of directors, be paid in 20 quarterly installments with interest at the same rate being paid from time to time (presently 6.25%) on United's Capital Investment Notes then being offered or in such other manner as the board of directors may from time to time determine.

               United's board has adopted a policy, subject to change without notice, requiring United to repurchase on request the number of shares a member owns in excess of 4,000. The excess shares are repurchased over a five-year period at the current adjusted book value each year, payable in cash.

               United's obligation to repurchase the shares of members is subject to the general limitations imposed by the Oregon Business Corporation Act that United may not purchase shares if, after giving the purchase effect, United would not be able to pay its debts as they become due in the usual course of business or United's total assets would be less than its total liabilities.

               A member is subject to expulsion by the board of directors for the following reasons: (l) disclosure to nonmembers of confidential information relating to United's business, (2) abuse of office by officers, (3) purchase of goods for the benefit of a nonmember, (4) commission of a felony, (5) violation of the corporation's bylaws, or (6) action to the detriment of the corporation. Since 1954, no members have been expelled. Patronage dividends for the fiscal year in which a membership is terminated are paid in cash following the end of the fiscal year, based on the member's purchases from United during the fiscal year. All bylaw provisions, including those relating to the repurchase of Membership Stock at adjusted book value, are subject to amendment by a vote of a two-thirds majority of the quorum of shares voting on such amendment.

               Shares of Membership Stock are issued from time to time upon payment of less than the full purchase price. Upon payment of the full purchase price, shares of Membership Stock are fully paid and nonassessable. A member's interest in the adjusted book value of shares of Membership Stock, is, however, subject to being set off against any debts of the member to United or its subsidiaries.

               The shares of Membership Stock are entitled to share pro rata in any liquidating distributions and dividends other than patronage dividends. It is not the policy of the board of directors to declare any dividends other than patronage dividends. In the event of any liquidation of United, the rights of holders of Membership Stock with respect to any liquidating distributions and the rights of former holders of Membership Stock with respect to any deferred payments due them would be subordinated to all other claims against United's assets.

               Shares of Membership Stock are not subject to any sinking fund provisions and have no conversion rights.


                              DESCRIPTION OF NOTES

               The Notes offered hereby are issued as the tenth series of Capital Investment Notes under an indenture dated as of February 1, 1978, between United and United States National Bank of Oregon, as trustee ("U. S. Bank"), as supplemented by supplemental indentures dated as of August 15, 1979, November 11, 1981, December 15, 1984, December 15, 1986, January 27, 1989,
January 22, 1991, July 6, 1992, January 9, 1995, and January 21, 1997, (which indenture, as so supplemented, is herein referred to as the "Indenture"). First Bank National Association ("Trustee") has assumed U. S. Bank's rights and obligations as trustee under the Indenture. A copy of the Indenture is on file with the Securities and Exchange Commission as an exhibit to the registration statement of which this prospectus forms a part. The following description summarizes certain provisions of the Indenture and is subject to the detailed provisions of the Indenture, to which reference is hereby made for a complete statement of such provisions. Whenever particular Sections or terms defined in the Indenture are referred to herein, such Sections or definitions are incorporated by reference. References in parentheses are to Sections of the indenture dated as of February 1, 1978, except that references marked with an asterisk (*) are to Sections of the supplemental indenture dated as of January 21, 1997. See "Additional Information."

               GENERAL. Notes bear interest from the date of issue at the stated annual rate indicated on the cover page of this prospectus. United may, under the Indenture, issue Notes at other interest rates, but no change in interest rates may affect the stated interest rate on Notes then outstanding. Interest is paid on the 15th day of March, June, September, and December for the quarters ending on those dates to the persons in whose names the Notes are registered as of the last business day of the calendar month preceding the payment date. (Secs. 3.06 and 4.02*)

               Notes mature on the interest payment date which is on, or next following, the date ten years from the date of issue, are unsecured obligations of United and, except for Series K Notes issued upon registration of, transfer of, or in exchange or in lieu of other Series K Notes as described below, are limited to $50,000,000 aggregate principal amount, all of which is being offered pursuant to this prospectus. Notes are issuable only in registered form, without coupons, in denominations of $100 or any multiple of $100 approved by United. Notes are issued as noncertificated Notes. (Secs. 1.15, 3.02, 2.01*, 4.01* and 4.02*)

               Principal and interest on all Notes are payable at the principal office of United in Clackamas County, Oregon, provided that, at the option of United, interest and principal payments on Notes may be made by check mailed to the address of the registered holders of the Notes. United intends to pay interest and principal by check. (Secs. 3.01, 7.02 and 3.03*) United will exchange Notes for other Notes of the same series and of a like principal amount and having the same terms and conditions upon written request of the holder. No service charge will be made to the holder for any exchange or transfer, except for any tax or governmental charge incidental thereto. (Secs. 3.04 and 3.04*) United is required to mail quarterly statements of Note holdings to holders of Notes. (Sec. 4.03*)

               United may from time to time without the consent of any holder of an outstanding Note issue under the Indenture, by means of an indenture supplemental thereto, additional Capital Investment Notes having different terms and of a series other than the Notes. The amount of additional Capital Investment Notes or other debt which may be issued by United is not limited by the Indenture. (Sec. 4.01)

               The Indenture does not contain any covenant or provision that protects the holders of Notes against a reduction in the value of the Notes resulting from a highly leveraged transaction, whether or not such transaction involves a change in control of United. Similarly, no holder of Senior Indebtedness of United at September 27, 1996, is protected against a reduction in the value of Senior Indebtedness held by such holder resulting from a highly leveraged transaction, except that certain agreements relating to Senior Indebtedness require that United maintain specified financial ratios.

                PREPAYMENT. Although United is not obligated to prepay Notes except in the event of the death of a registered holder, United's policy has been to prepay the principal amount of any Note, together with accrued interest to the date of payment, upon 10 days' notice at the request of the holder. In April and May 1997, prepayments were temporarily suspended because of an unusual volume of requests.

               In the event of the death of a registered holder or joint registered holder of a Note, United is obligated, at the option of the person legally entitled to become the holder of the Note, to prepay the principal amount of the Note, together with accrued interest to the date of payment. Any request for prepayment must be made to United in writing. United may, as a condition precedent to the prepayment, require the submission of evidence satisfactory to United of the death of the registered holder or joint registered holder and such additional documents or other material as it may consider necessary to establish the person entitled to become the holder of the Note or such other facts as it considers relevant to the fulfillment of its prepayment obligation. (Sec. 5.01*)

               REDEMPTION. The Notes may be redeemed at the election of United during the seven years prior to maturity at their principal amount, plus accrued interest, upon not less than 30 days' notice by mail to the registered holder. United, in its sole discretion, may designate for redemption Notes maturing on specified dates or bearing specified interest rates. If less than all the Notes with a specified maturity date or interest rate are to be redeemed, the Trustee shall select the particular Notes to be redeemed in whole or in part. (Secs. 5.02* and 5.03*) No interest on Notes selected for redemption will accrue after the date fixed for redemption. (Sec. 5.04*)

               SUBORDINATION. Payment of the principal of, and interest on, the Notes is subordinated in the manner and to the extent set forth in the Indenture in right of payment to the prior payment in full of all Senior Indebtedness. (Sec. 6.01*) Senior Indebtedness is defined as indebtedness of United, whether outstanding on the date of the Indenture or thereafter incurred, (a) for money borrowed by United (other than indebtedness evidenced by Capital Investment Notes and Registered Redeemable Building Notes); (b) for money borrowed by others and guaranteed by United; (c) constituting purchase money indebtedness incurred for the purchase of tangible property and for the payment of which United is directly or contingently liable; (d) arising under any document creating an absolute or contingent obligation of United to purchase promissory notes and related documents from third parties; or (e) for fees, expenses, and other obligations of United due in connection with indebtedness of United that constitutes Senior Indebtedness; unless by the terms of the instrument creating or evidencing the indebtedness it is provided that such indebtedness is not superior in right of payment to the Notes. (Secs. 1.01*) The Indenture does not limit the amount of Senior Indebtedness which United may incur.

               The Indenture provides that, in the event of and during the continuation of any default beyond the expiration of any grace period on any Senior Indebtedness, no payment may be made on the Notes or for the redemption or purchase of Notes. (Sec. 6.03*) Upon any distribution of assets of United, upon any liquidation, dissolution, winding up or reorganization of United, whether in bankruptcy, insolvency or receivership proceedings or upon an assignment for the benefit of creditors, or other proceeding, all principal of (and premium, if any) and interest on all Senior Indebtedness must be paid in full before the holders of the Notes are entitled to receive or retain any payment. Subject to the payment in full of all Senior Indebtedness, the holders of the Notes are subrogated to the rights of the holders of the Senior Indebtedness to receive distributions of assets of United applicable to Senior Indebtedness until the Notes are paid in full. (Sec. 6.02*) By reason of such subordination, in the event of insolvency, creditors of United who are holders of Senior Indebtedness may recover more, ratably, than the holders of the Notes, and creditors of United who are not holders of Senior Indebtedness or of the Notes may recover less, ratably, than the holders of Senior Indebtedness, and may recover more, ratably, than the holders of the Notes.

               MODIFICATION OF INDENTURE. Modifications and amendments of the Indenture may be made by United and the Trustee with the consent of the holders of 66 2/3 percent in principal amount of the Capital Investment Notes of all series then outstanding, provided that no such modification or amendment may, without the consent of the holder of each Note affected thereby, (a) change the maturity date of the principal or the interest payment dates; (b) reduce the principal amount of or the interest on any Note; (c) change the currency of payment; (d) impair the right to institute suit for the enforcement of any such payment on or after the maturity date or the Redemption Date, as the case may be; or (e) reduce the above-stated percentage of holders of Capital Investment Notes necessary to modify or amend the Indenture. (Sec. 13.02)

               EVENTS OF DEFAULT; NOTICE AND WAIVER. The following constitute Events of Default: (a) default in the payment of any interest continued for 30 days; (b) default in the payment of the principal of (or premium, if any, on) any Capital Investment Note at its maturity; (c) default in the performance of any other covenant or warranty of United, continued for 60 days after written notice as provided in the Indenture; (d) acceleration of any Senior Indebtedness of United as a result of a default with respect thereto if such acceleration is not rescinded within 30 days after written notice as provided in the Indenture; and (e) certain events in bankruptcy, insolvency or reorganization. (Sec. 9.01) If an Event of Default shall happen and be continuing, the Trustee or the holders of not less than 25% in principal amount of outstanding Capital Investment Notes may declare the principal of all the Capital Investment Notes to be due and payable immediately. (Sec. 9.02)

               The Indenture provides that the Trustee will, within 90 days after the occurrence of a default, give to the holders of Capital Investment Notes notice of such default known to it, unless such default shall have been cured or waived; but, except in the case of a default in the payment of the principal of (or premium, if any) or interest on any of the Capital Investment Notes, the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of such holders. (Sec. 9.14)

               The holders of a majority in principal amount of the outstanding Capital Investment Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee, provided that such direction shall not be in conflict with any rule of law or the Indenture. (Sec. 9.12) Before proceeding to exercise any right or power under the Indenture at the direction of such holders, the Trustee is entitled to receive from such holders reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it in compliance with any such direction. (Sec. 10.02)

               The holders of not less than a majority in principal amount of the outstanding Capital Investment Notes may, on behalf of the holders of all the Capital Investment Notes, waive any past default except (a) a default in the payment of principal of (or premium, if any) or interest on any Capital Investment Note, and (b) a default in respect of a covenant or provision of the Indenture which cannot be amended without the consent of the holder of each Capital Investment Note affected. (Sec. 9.13)

               United is required to furnish to the Trustee annually a statement as to the fulfillment by United of all its obligations under the Indenture. (Sec. 7.06)

               OTHER. The Notes have no sinking fund provisions. The Indenture contains no restrictions on the dividends that may be paid by United and imposes no obligations with respect to the maintenance of reserves, levels of net worth, liabilities, working capital or the like.

               REGARDING THE TRUSTEE. United has no agreements or business relationships with the Trustee other than those contained in or contemplated by the Indenture. The Trustee is required to furnish annual reports to holders of Notes as to certain matters relating to the Notes, the Trustee's performance and the Trustee's eligibility to act as Trustee. (Sec. 8.03)

                                  LEGAL MATTERS

               The validity of the Membership Stock and Notes offered hereby have been passed upon for United by Miller, Nash, Wiener, Hager & Carlsen, Portland, Oregon, who have acted as special counsel to United in connection with this offer.

                                     EXPERTS

               The consolidated financial statements of United incorporated in this prospectus by reference have been audited by DeLap, White & Raish, independent certified public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in auditing and accounting in giving said report.

                             ADDITIONAL INFORMATION

               This prospectus omits certain information contained in a registration statement filed by United with the Securities and Exchange Commission. For further information, reference is made to the registration statement, including the financial schedules and exhibits filed as a part thereof. See "Statement of Available Information."

                                     PART II

                     Information Not Required in Prospectus


Item 14.  Other Expenses of Issuance and Distribution.


        a.      Registration fees                             $ 19,813.87
        b.      Printing, mailing and engraving costs            7,000.00*
        c.      Legal fees                                      25,000.00*
        d.      Accounting fees                                 20,000.00*
        e.      Blue sky fees                                    4,209.56
        f.      Other                                                0.00
                                                              -----------

                Total                                          $76,023.43*

        *       Expense is estimated.


Item 15.  Indemnification of Directors and Officers

               Section 60.367 of Oregon  Revised  Statutes (a part of the Oregon
Business Corporation Act) provides in substance that any director held liable pursuant to that section for the unlawful payment of a dividend or other distribution of assets of a corporation shall be entitled to contribution from the shareholders who accepted the dividend or distribution, knowing the same to have been made in violation of said Act or the articles of incorporation. The section also provides that any such director shall be entitled to contribution from  the  other  directors  who  voted  for  or  assented  to the  dividend  or distribution without complying with the applicable standards of conduct prescribed by said Act.

               As authorized by said Act, Article V of the registrant's restated articles of incorporation provides:

                                   "ARTICLE V

               "A. Indemnification; Actions and Suits Other than by the Corporation. Any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action taken or not taken in his capacity as such director, officer, employee or agent may be indemnified by the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, including any appeal relating thereto, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person (i) did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the corporation or (ii) with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

               "B. Indemnification; Actions and Suits by the Corporation. Any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action taken or not taken in his capacity as such director, officer, employee or agent, may be indemnified by the corporation against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, including any appeal relating thereto, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

               "C. Indemnification as a Matter of Right. To the extent that a person referred to in Sections A and B of this Article has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections A and B of this Article, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorney's fees) actually and reasonably incurred by him in connection therewith, as a matter of right.

               "D. Indemnification Other Than as a Matter of Right. Any indemnification under Sections A and B of this Article of a person referred to therein (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification is proper in the circumstances because the applicable standard of conduct set forth in Sections A and B of this Article, as the case may be, has been met. Such determination shall be made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, (ii) if such a quorum is not obtainable, or, even if obtainable, and a quorum of disinterested directors so directs by independent legal counsel in a written opinion, or (iii) by the shareholders.

               "E. Payment of Expenses in Advance. Expenses incurred in defending a civil or criminal action, suit or proceeding, may be paid by the corporation in advance of the final disposition of such action, suit or proceeding, as authorized in the manner provided in Section D of this Article upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the corporation as authorized in this Article.

               "F. Provision Not Exclusive. The indemnification provided by this Article shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any other provision of these Restated Articles of Incorporation, or any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

               "G. Insurance. The corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the corporation has the authority or obligation to indemnify him against such liability under the provisions of this Article."

               Insofar as indemnification for liabilities arising under the Securities Act of 1933 ("1933 Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

               The registrant maintains a policy of insurance (incorporated by reference in Exhibit 10-B hereto) which provides for coverage of certain of the registrant's obligations under this provision. The undertaking of the registrant in the preceding paragraph shall not apply to insurance against liability arising under the 1933 Act.

Item 16.  Exhibits.

               The exhibits are listed in the accompanying index to exhibits.

Item 17. Undertakings.

               The undersigned registrant hereby undertakes:

               (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                    (i) To include any prospectus  required by section  10(a)(3)
               of the 1933 Act;

                    (ii) To  reflect  in the  prospectus  any  facts  or  events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                    (iii) To include any  material  information  with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

               (2) That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

               The undersigned registrant hereby undertakes that, for purposes of determining any liability under the 1933 Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

               See Item 15 regarding the Securities and Exchange Commission's position on indemnification.

                                   SIGNATURES

               Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milwaukie, State of Oregon, on April 28, 1997.

                                            UNITED GROCERS, INC.
                                            (Registrant)


                                            By: /s/ JOHN W. WHITE
                                                John W. White, Vice President

               Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on April 28, 1997.

             Name                                  Title

Principal executive officer

             /s/ ALAN C. JONES                     President
             Alan C. Jones                         Secretary and Treasurer

Principal financial officer and
principal accounting officer

             /s/ JOHN W. WHITE                     Vice President and
             John W. White                         Chief Financial Officer

A majority of the Board of Directors

     *       DICK LEONARD                          Director
             Dick Leonard

     *       DEAN RYAN                             Director
             Dean Ryan

     *       GORDON SMITH                          Director
             Gordon Smith

     *       ROBERT A. LAMB                        Director
             Robert A. Lamb

     *       RON MANCASOLA                         Director
             Ron Mansacola

     *       H. LARRY MONTGOMERY                   Director
             H. Larry Montgomery


     *       KENNETH W. FINDLEY                    Director




             Kenneth W. Findley

     *       GAYLON BAESE                          Director
             Gaylon Baese

     *       JAMES GLASSEL                         Director
             James Glassel

 * By        /s/ JOHN W. WHITE
             John W. White
             Attorney-in-fact

                                  EXHIBIT INDEX


Exhibit
No.            Description
-------        -----------
2.A            Copy of agreement for sale and purchase of business  assets dated
               December 7, 1994, between Commissary Cash & Carry, Inc., and the registrant (incorporated by reference to Exhibit 10.1 to the registrant's quarterly report on Form 10-Q for the period ended
               March 31, 1995).

2.B Copy of agreement for sale and purchase of business assets dated December 22, 1994, between Rich and Rhine, Inc., and the registrant (incorporated by reference to Exhibit 10.2 to the registrant's quarterly report on Form 10-Q for the period ended March 31, 1995).

2.C Copy of asset purchase agreement dated as of November 10, 1995, between Bay Area Foods, Inc., and the registrant (incorporated by reference to Exhibit 2 to the registrant's current report on Form 8- K dated December 13, 1995).

4.A Form of certificate representing shares of the registrant's common stock, $5 par value (incorporated by reference to Exhibit 4-A to the registrant's registration statement on Form S-2, No. 33-26631).

4.B Copy of indenture dated as of February 1, 1978, between the registrant and United States National Bank of Oregon, as trustee, relating to the registrant's Capital Investment Notes (incorporated by reference to Exhibit 4-I to the registrant's registration statement on Form S-1, No. 2-60488).

4.C Copy of supplemental indenture dated as of January 21, 1997, between the registrant and First Bank National Association, as trustee, relating to the registrant's Series K 5% Subordinated Redeemable Capital Investment Notes.

4.D            Copy of the registrant's  restated articles of incorporation,  as
               amended   (incorporated  by  reference  to  Exhibit  4-E  to  the
               registrant's registration statement on Form S-2, No. 33-26631).

4.E Copy of the registrant's bylaws, as amended (incorporated by reference to Exhibit 3 to the registrant's quarterly report on Form 10-Q for the period ended March 29, 1996).

5              Opinion of Miller, Nash, Wiener, Hager & Carlsen.*

10.A1** Copy of United Grocers, Inc., pension plan and trust agreement dated as of October 1, 1985 (incorporated by reference to Exhibit 10-A to the registrant's registration statement on Form S-2, No. 33-11212).

10.A2** Copy of first amendment to United Grocers, Inc., pension plan and trust agreement dated as of October 1, 1987 (incorporated by reference to Exhibit 10-B to post-effective amendment No. 1 to the registrant's registration statement on Form S-2, No. 33-11212).

10.A3** Copy of policy summary and related documents pertaining to a life insurance policy for Alan C. Jones, President of the registrant, purchased pursuant to the registrant's supplemental executive retirement plan (incorporated by reference to Exhibit 10-E to the registrant's Form 10-K for the fiscal year ended September 28,
               1990).

10.A4**        Copy  of  registrant's   executive  deferred   compensation  plan
               (incorporated by reference to Exhibit 10-U to the registrant's Form 10-K for the fiscal year ended September 27, 1991).

10.B** Copy of executive compensation agreement dated March 1, 1991 (incorporated by reference to Exhibit 10-T to the registrant's Form 10-K for the fiscal year ended September 27, 1991).

10.C** Copy of binder of insurance with respect to indemnification of officers and directors, as described under Item 15 (incorporated by reference to Exhibit 10-C to the registrant's Form 10-K for the fiscal year ended October 1, 1993).

10.D1a Copy of amended and restated credit agreement dated as of May 31, 1996, among the registrant, Bank of America NW, N.A., United States National Bank of Oregon, and HongKong and Shanghai Banking Corporation, Limited.

10.D1b Copy of Amendment Number One to Amended and Restated Credit Agreement of May 31, 1996, dated as of July 25, 1996, by and among the registrant, Bank of America NW, N.A., United States National Bank of Oregon, and The HongKong and Shanghai Banking Corporation, Limited.

10.D1c Copy of Amendment Number Two to Amended and Restated Credit Agreement of May 31, 1996, dated as of September 27, 1996, by and among the registrant, Bank of America NW, N.A., United States National Bank of Oregon, and The HongKong and Shanghai Banking Corporation, Limited.

10.D1d Copy of Amendment Number Three to Amended and Restated Credit Agreement of May 31, 1996, dated as of October 28, 1996, by and among the registrant, Bank of America NW, N.A., United States National Bank of Oregon, and The HongKong and Shanghai Banking Corporation, Limited.

10.D1e Copy of Amendment Number Four to Amended and Restated Credit Agreement of May 31, 1996, dated as of November 29, 1996, by and among the registrant, Bank of America NW, N.A., United States National Bank of Oregon, and The HongKong and Shanghai Banking Corporation, Limited.

10.D1f Copy of Amendment Number Five to Amended and Restated Credit Agreement of May 31, 1996, dated as of December 26, 1996, by and among the registrant, Bank of America NW, N.A., United States National Bank of Oregon, and The HongKong and Shanghai Banking Corporation, Limited.

10.D1g Copy of Amendment Number Six to Amended and Restated Credit Agreement of May 31, 1996, dated as of January 31, 1997, by and among the registrant, Bank of America NW, N.A., United States National Bank of Oregon, and The HongKong and Shanghai Banking Corporation, Limited.

10.D1h Copy of Amendment Number Seven to Amended and Restated Credit agreement of May 31, 1996, dated as of February 28, 1997, by and among the registrant, Bank of America NW, N.A., United States National Bank of Oregon, and The HongKong and Shanghai Banking Corporation, Limited.

10.D2 Copy of note agreement dated as of September 20, 1991, and Senior Notes dated September 24, 1991, among the registrant and various purchasers (incorporated by reference to Exhibit 4-I to the registrant's Form 10-K for the fiscal year ended September 27,
               1991).

10.D3 Copy of Promissory Note, Assignment of Rents and Leases, Deed of Trust, Financing Agreement and Security Agreement, and Environmental Indemnity Agreement dated as of September 30, 1993, between the registrant and United of Omaha Life Insurance Company, relating to the registrant's construction of a new office building (incorporated by reference to Exhibit 4-E to the registrant's Form 10-K for the fiscal year ended October 1,
               1993).

10.D4 Copy of Loan Purchase and Servicing Agreement dated as of May 13, 1994, between United Resources, Inc., as Seller and Servicer, the registrant, as Guarantor, and National Consumer Cooperative Bank, as Buyer, relating to the selling of loans originated by the registrant's subsidiary, United Resources, Inc. (incorporated by reference to Exhibit 4.F1 to the registrant's Form 10-K for the fiscal year ended September 30, 1994).

10.D5 Copy of First Amendment to Loan Purchase and Servicing Agreement of May 13, 1994, dated as of July 15, 1994, among United
               Resources, Inc., the registrant, and National Consumer Cooperative Bank (incorporated by reference to Exhibit 4.F2 to the registrant's Form 10-K for the fiscal year ended September 30, 1994).

10.D6 Copy of Second Amendment to Loan Purchase and Servicing Agreement of May 13, 1994, dated as of September 28, 1995, among United Resources, Inc., the registrant, and National Consumer Cooperative Bank (incorporated by reference to Exhibit 4.F3 to the registrant's Form 10-K for the fiscal year ended September 29, 1995).

10.D7 Copy of Loan Purchase and Servicing Agreement (Holdback Program) dated as of September 28, 1995, between United Resources, Inc., as Seller and Servicer, and National Consumer Cooperative Bank, as Buyer, and related guaranty agreement between the registrant and National Consumer Cooperation Bank (incorporated by reference to Exhibit 4.F4 to the registrant's Form 10-K for the fiscal year ended September 29, 1995).

10.D8          Copy of Note  Agreement  dated  October  10,  1994,  between  the registrant and Phoenix Home Life Mutual Insurance Company (incorporated by reference to Exhibit 4.G to the registrant's Form 10-K for the fiscal year ended September 30, 1994).

10.D9 Interest rate and currency exchange agreement dated as of April 22, 1993, between the registrant and Bank of America National Trust and Savings Association (incorporated by reference to Exhibit 10- C19 to Post-Effective Amendment No. 1 to the registrant's registration statement on Form S-2, No. 33-57272).

10.E1 Typical forms executed in connection with loans to members, including directors:

10.E1a Installment note (Stevens-Ness form 217), with optional interest rate riders.

10.E1b Promissory note (Stevens-Ness form 216), with optional interest rate riders.

10.E1c Installment note (incorporated by reference to Exhibit 10-D1c to the registrant's Form 10-K for the fiscal year ended September 29, 1995).

10.E1d Renewal note for fixed rate loan (incorporated by reference to Exhibit 10-D1d to the registrant's Form 10-K for the fiscal year ended September 29, 1995).

10.E1e         Subsequent note (four forms).

10.E1f         Loan agreement (two forms).

10.E1g         Loan agreement for subsequent notes (two forms).

10.E1h Amendment to loan and security agreements, including optional clauses.

10.E1i         Amendment   to   installment   note   and   security   agreements
               (incorporated by reference to Exhibit 10-D1i to the registrant's Form 10-K for the fiscal year ended September 29, 1995).

10.E1j         Security agreement (Stevens-Ness form 1201).

10.E1k         Purchase money security agreement (Stevens-Ness form 1202).

10.E1l         Security agreement for equipment (Stevens-Ness form 1203).

10.E1m         Inventory loan and security agreement (Stevens-Ness form 1206).

10.E1n         Security agreement (equipment and inventory).

10.E1o         Security agreement for subsequent notes.

10.E1p         Capital Stock Note.


Pursuant to Instruction 2 to Item 601 of Regulation S-K, the registrant has filed the forms listed above in lieu of filing each document executed in connection with loans to directors. A schedule showing the principal amount and interest rate of each director loan at November 30, 1996, appears in Item 13.C of the registrant's Form 10-K for the fiscal year ended September 27, 1996. The registrant agrees to furnish a copy of any omitted loan document to the Securities and Exchange Commission upon request.

10.E2a         Typical  form of  residual  stock  redemption  note  executed  in
               connection   with   redemption  of  common  stock  from  members,
               including directors.

10.E2b Schedule listing material details of residual stock redemption notes payable to directors and nominees.

Pursuant to Instruction 2 to Item 601 of Regulation S-K, the registrant has filed the form and schedule listed above in lieu of filing each document executed in transactions with directors. The registrant agrees to furnish a copy of any omitted document to the Securities and Exchange Commission upon request.

10.F Copy of sublease agreement for Tigard store dated August 28, 1991, between the registrant and Howards on Scholls, Inc., and Gaylon Baese, a director of the registrant.

10.G1 Copy of sublease agreement for Troutdale store dated December 15, 1993, between the registrant and a partnership in which Robert A. Lamb, a director of the registrant, is a partner (incorporated by reference to Exhibit 10.F1 to the registrant's Form 10-K for the fiscal year ended September 29, 1995).

10.G2 Copy of sublease agreement for Wilsonville store dated June 25, 1991, between the registrant and a partnership in which Robert A. Lamb, a director of the registrant, is a partner (incorporated by reference to Exhibit 10.F2 to the registrant's Form 10-K for the fiscal year ended September 29, 1995).

10.G3 Copy of guarantee from the registrant to Key Bank on behalf of Garden Home store owned by a partnership in which Robert A. Lamb, a director of the registrant, is a partner.

10.H1 Copy of sublease agreement for Magalia store dated March 15, 1994, between the registrant and Al Mancasola Grocery Markets, Inc., a corporation controlled by Ronald L. Mancasola, a director of the registrant (incorporated by reference to Exhibit 10.G to the registrant's Form 10-K for the fiscal year ended September 29, 1995).

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

10.H2 Copy of sublease agreement for Shasta Lake store dated April 8, 1996, between the registrant and Al Mancasola's Grocery Markets, Inc., a company in which Ron Mancasola, a director of the registrant, has an ownership interest.

10.I1 Copy of operating agreement of Willamette Foods Marketplace, LLC, effective as of March 3, 1996, between United Resources, Inc., a subsidiary of registrant and PML Investments, LLC.

10.I2 Copy of operating agreement of West Linn Foods Marketplace, LLC, effective as of March 3, 1996, between United Resources, Inc., a subsidiary of the registrant, and PML Investments, LLC.

12 Statement of computation of ratio of adjusted income to fixed charges (incorporated by reference to Exhibit 12 to the registrant's Form 10-K for the fiscal year ended September 27,
               1996).

13 1996 annual report to security holders. (Pursuant to item 601(b)(13) of Regulation S-K, only those portions of such annual report which are expressly incorporated by reference in the prospectus forming a part of this registration statement shall be deemed "filed" with the Securities and Exchange Commission.)

23.A Consent of Miller, Nash, Wiener, Hager & Carlsen (filed as part of Exhibit 5).

23.B           Consent of DeLap, White & Raish.

24             Power of attorney.

25             Statement of Eligibility of Trustee.

27             Financial Data Schedule.


*    To be filed by pre-effective amendment.

**   Denotes management contract or compensatory plan or arrangement.



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